Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 11/11/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
151 W. 42 Street, New York NY 10036

25004869

3. Provide the applicant's mailing address (if different):
Office of General Counsel
850 King Farm Blvd. Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:
301.978.8400 (Telephone)
(Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Sun Kim, Associate General Counsel, 1-646-420-7816
(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:
John A. Zecca
805 King Farm Blvd.
Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ______

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware
(c) Statute under which applicant was organized: ______

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/11/2025 (MM/DD/YY)

The Nasdaq Stock Market LLC (Name of applicant)

By: [signature] Date: 2025.11.11 11:57:48 -05'00' (Signature)

John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, The Nasdaq Stock Market LLC is making this filing without notarization

Nasdaq

151 West 42nd Street, NY 10036 USA | Nasdaq.com

November 7, 2025

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: The Nasdaq Stock Market LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibits C, H, and M.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Exhibit C

Nasdaq Entity Changes from October 1, 2025 to November 1, 2025:

- Nasdaq Stockholm AB - appointed Gunilla Hellqvist as a new vice-CEO, effective October 21, 2025
- Nasdaq Limited (OMHK/Hong Kong) - changed its registered address to 17th Floor, York House, The Landmark, 15 Queen's Road center, Hong Kong, effective October 13, 2025
- Nasdaq Singapore Pte Ltd **-** appointed Virginie Aglae Barbot as a director, effective October 7, 2025
- A new entity was created:
    - Nasdaq Data Acquisition, LLC is a limited liability company formed in Delaware on October 2, 2025; its business address will be the Nasdaq Philadelphia office, and its registered address is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801
    - Other related information for this entity:
        - It is a wholly owned subsidiary of Nasdaq, Inc.
        - The LLC Agreement and Certificate of Formation are attached for more information, and are the current governing documents.
        - Officer Appointments
            - Randall Hopkins - President
            - William Dague - Vice President
            - Erika Moore - Secretary
            - Stacey Buttrey - Assistant Secretary
            - Dana Laidhold - Treasurer
            - Marc Samuel - Assistant Treasurer
            - Tushar Mehta - Assistant Treasurer
- Nasdaq Governance Solutions, Inc. – dissolved October 30, 2025
- The Center for Board Evaluations, Inc. – dissolved October 31, 2025

- Nasdaq Limited (ADLT/UK) – removed of Tal Cohen, Laurent Jacquemin, and Brenda Hoffman as directors, and appointed Marc Samuel as director, effective October 16, 2025
- Adenza Ireland Ltd – Tal Cohen and Brenda Hoffman resigned as directors, effective October 17, 2025
- ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA – Tal Cohen and Brenda Hoffman revoked as directors, effective October 24, 2025
- Solovis, Inc. – Entity was sold.

LIMITED LIABILITY COMPANY AGREEMENT

OF

NASDAQ DATA ACQUISITION, LLC

This Limited Liability Company Agreement (this "Agreement") of Nasdaq Data Acquisition, LLC, a Delaware limited liability company (the "Company"), dated and effective as of October 1, 2025, is entered into by Nasdaq, Inc., as the sole member of the Company (the "Member").

The Member, by execution of this Agreement, hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the "Act"), and hereby agrees as follows:

1. **Name.** The name of the limited liability company formed hereby is Nasdaq Data Acquisition, LLC.

2. **Certificates.** Erika Moore is hereby designated as an "authorized person" of the Company within the meaning of the Act, and has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, which execution, delivery and filing is hereby ratified and approved. Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, her powers as an "authorized person" of the Company ceased, and the Member and each Officer (as defined below) thereupon became a designated "authorized person" of the Company and shall continue as a designated "authorized person" of the Company within the meaning of the Act. The Member or any Officer, as an "authorized person" of the Company within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware. The Member or any Officer shall execute, deliver and file, or cause the execution, delivery and filing of any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

3. **Purposes.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

4. **Powers.** The Company, and the Member on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 3 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Principal Business Office.** The principal business office of the Company shall be located at such location as may hereafter be determined by the Member.

6. **Registered Office.** The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States.

7. **Registered Agent.** The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States.

8. **Member.** The name and the mailing address of the Member are as follows:

Name	Address
Nasdaq, Inc.	151 W 42nd Street, New York, 10036, United States

9. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

10. **Capital Contributions.** The Member is hereby admitted to the Company as a member of the Company upon its execution of this Agreement. The Member has contributed such capital to the Company, if any, as is set forth in the books and records of the Company.

11. **Additional Contributions.** The Member is not required to make any additional capital contribution to the Company. However, the Member may, at any time and in its sole discretion, make additional capital contributions to the Company.

12. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated solely to the Member.

13. **Distributions.** Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

14. **Management.** In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes

described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. Notwithstanding any other provision of this Agreement, the Member has the authority to bind the Company and is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person or entity.

15. **Officers.** The Member may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign any titles to such persons (including, without limitation, President, Vice President, Secretary, and Treasurer). Unless the Member decides otherwise, if the title assigned to an Officer is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The Member may delegate to any Officer or any other person or entity any of the Member's powers under this Agreement, including, without limitation, the power to bind the Company. Any delegation pursuant to this Section 15 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

16. **Other Business.** Notwithstanding any duty (including any fiduciary duty) otherwise existing at law or in equity, the Member and any Officer may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, and the Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

17. **Exculpation and Indemnification.** To the fullest extent permitted by law, no Member or Officer shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement, except that a Member or Officer shall be liable for any such loss, damage or claim incurred by reason of such Member's or Officer's willful misconduct. To the fullest extent permitted by applicable law, a Member or Officer shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Member or Officer by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement, except that no Member or Officer shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Member or Officer by reason of its willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 17 shall be provided out of and to the extent of Company assets only, and the Member shall not have personal liability on account thereof. To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Member or Officer defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an

undertaking by or on behalf of such Member or Officer to repay such amount if it shall be determined that such Member or Officer is not entitled to be indemnified as authorized in this Section 17.

18. **Assignments.** The Member may at any time assign in whole or in part its limited liability company interest in the Company. The transferee of a limited liability company interest in the Company shall be admitted to the Company as a member of the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement. If the Member transfers all of its limited liability company interest in the Company pursuant to this Section 18, such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

19. **Resignation.** The Member may at any time resign from the Company. If the Member resigns pursuant to this Section 19, a person or entity may be admitted to the Company as an additional member of the Company upon the written consent of the resigning Member and such person's or entity's execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement. If a person or entity is admitted to the Company as an additional member of the Company in connection with the resignation of the Member pursuant to this Section 19, such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company.

20. **Admission of Additional Members.** Except as otherwise provided in Section 19, one or more additional members of the Company may be admitted to the Company with the written consent of the Member. A person or entity shall be admitted to the Company as an additional member of the Company upon the written consent of the Member and such person's or entity's execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement.

21. **Dissolution.**

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member to dissolve the Company, (ii) at any time there are no members of the Company unless the Company is continued without dissolution in accordance with the Act, or (iii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

(b) The bankruptcy (as defined at Sections 18-101(1) and 18-304 of the Act) of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

22. **Severability of Provisions.** Each provision of this Agreement shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

23. **Entire Agreement.** This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

24. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

25. **Amendments.** This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

26. **Sole Benefit of Member.** Except as expressly provided in Section 17, the provisions of this Agreement (including Section 11) are intended solely to benefit the Member and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Member or any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and the Member shall not have any duty or obligation to any creditor of the Company to make any contributions or payments to the Company or to issue any call for capital pursuant to this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:

NASDAQ, INC.

DocuSigned by:
Erika Moore
C5FA82E957344C7...

By:____________________________________
Name: Erika Moore
Title: Secretary

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "NASDAQ DATA ACQUISITION, LLC", FILED IN THIS OFFICE ON THE SECOND DAY OF OCTOBER, A.D. 2025, AT 11:22 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10353346 8100
SR# 20254156312

Authentication: 204934449
Date: 10-02-25

CERTIFICATE OF FORMATION

OF

NASDAQ DATA ACQUISITION, LLC

This Certificate of Formation of Nasdaq Data Acquisition, LLC (the "LLC"), dated as of October 1, 2025, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company is Nasdaq Data Acquisition, LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware are The Corporation Trust Company at 1209 Orange Street, Wilmington, Delaware, 19801, United States.

[Signature Page Follows]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:22 AM 10/02/2025
FILED 11:22 AM 10/02/2025
SR 20254156312 - File Number 10353346

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

DocuSigned by:
Erika Moore
C5FA82E957344C7...

Name: Erika Moore
Title: Authorized Person

RLF1 33889229v.1

Exhibit H

Listing Center | Nasdaq

Company Event Notification Form

Record Id:

The user may elect to complete this online form all at once or in stages, entering and updating information over a period of time. The program will permit users to update the form and upload additional documents as long as the Form Status is "Open" (i.e., pending review by Nasdaq Staff).

Questions concerning this form should be directed to Corporate Data Operations at 1 877 308 0523.

GENERAL COMPANY INFORMATION

Company Name

Contacts

Please provide information for both a primary and an alternative contact for the purpose of processing this form. In addition, Nasdaq recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	Additional Contact *
Contact Name *	Contact Name *
Firm Name	Firm Name
Phone *	Phone *
Email *	Email *
☐ Primary Contact *	☐

Type of Change

The information required by the Exchange varies depending on the type of event being reported.

Is the Company reporting a change on this form in conjunction with a Listing Application for a Company Conducting a Business Combination that Results in a Change of Control?* ◉ Yes ○ No

If yes, please note that this Company Event Form is only required also to be submitted if the transaction involves a reverse stock split. Please contact Listing Qualifications at +301 978 8008 if you have any questions about which form(s) to complete.

Multiple events may be reported in one form provided that the effective date for these changes is the same. With this in mind, select all events that apply:

☑ Section 1. Change in Company Name

A new Listing Agreement reflecting the company's NEW name must also be completed when submitting a name change. This form can be completed using the button at the top of this page.

	Current	New*
Company Name		

☑ Section 2. Change in Trading Symbol, CUSIP, Security Type, Par Value and/or Underlying Index/Portfolio/Reference Asset

☑ **Change in Trading Symbol**

If a symbol reservation request has not already been submitted, Nasdaq recommends that a user complete a Symbol Reservation Request **prior to submission of this form.**

☑ **Change in Security Type and/or Par Value**

☑ **Change in CUSIP**

☑ **Change in Underlying Index/Portfolio/Reference Asset**

	Current	New
Issue #1- Name		
Symbol		
CUSIP		
Security Type		
Par Value		
Par Value Currency	United States Dollars	
Underlying		

Index/Portfolio/Reference Asset

Section 3. Change in Place of Incorporation or Organization

Current	New*
State *	State
Country *	Country *

Has the Company filed new articles of incorporation with the applicable state or country regulatory body?* Yes No

Name of Regulatory Body

Filing Date

When will filing be made?

Section 4. Reverse Split

The form and all supporting documentation must be received by 12:00 ET ten calendar days prior to the proposed market effective date.

Please refer to Nasdaq Rule 5250(e)(7) regarding requirements for effecting a reverse split.

A Company conducting a reverse split is required to notify Nasdaq of the reverse split no later than 12 p.m. ET at least ten (10) calendar days prior to the proposed market effective date of the split, in accordance with Rule 5250(e)(7). The Company is also required to provide Nasdaq with a copy of their draft public disclosure within the same time frame. Further, the Company must provide, in accordance with Rule 5250(b)(4), public disclosure of the reverse split no later than 12 p.m. ET at least two (2) business days prior to the proposed market effective date of the reverse split, and notice of such disclosure to Nasdaq's MarketWatch Department, at least 10 minutes prior to public announcement if the public release of the material information is made between 7:00 a.m. to 8:00 p.m. ET. If the public release of this information is made outside the hours of 7:00 a.m. to 8:00 p.m. ET, the company must notify MarketWatch of the material information prior to 6:50 a.m. ET. The prior notice of this disclosure must be made to the MarketWatch Department through the electronic disclosure submission system available at www.nasdaq.net, except in emergency situations, as described in IM-5250-1, when notification may instead be provided by telephone or facsimile. Nasdaq will not process the reverse split until the above requirements have been satisfied, and will halt trading in the security of any issuer that effects a reverse split without meeting the requirements set forth in Rules 5250(b)(4) and (e)(7).

Please note if the reverse split is being effected in conjunction with a business combination and is contingent upon Listing Qualification approval of the application for that transaction, the form cannot be submitted until Listing Qualification approval has been obtained.

NOTE: A new CUSIP number is required for a reverse split. The new CUSIP number must be made eligible at The Depository Trust Company (DTC). The issuer’s transfer agent should reach out to DTC directly to ensure this is secured in a timely manner prior to the anticipated effective date. Evidence of eligibility confirmation from DTC must be uploaded with submission of this form. Please consult with DTC directly (mandatoryreorgannouncements@dtcc.com) regarding timing of eligibility to ensure confirmation can be provided in advance of the market effective date and submitted no later than 12:00 p.m. ET at least ten (10) calendar days prior to the proposed market effective date, as outlined in the rule.

Under Nasdaq Rules 4120(a)(14) and 4753(b), Nasdaq will halt trading at approximately 7:50 p.m. ET on the day immediately before the market effective date of a reverse stock split, and generally will re-open the security for trading at approximately 9:00 a.m. ET on the effective day of a reverse split.

Issue Symbol *

Issue Description *

Current CUSIP * | New CUSIP *

Is Board Approval Required to Effect this Reverse Split? * (●) Yes ( ) No

Date of Board Approval *

Is Shareholder Approval Required to Effect this Reverse Split? * (●) Yes ( ) No

Date Shareholder approval was obtained

Definitive Split Ratio Approved by Board/Shareholders * 1-for-

Method of Settling Fractional Shares *

Date DTC Made New CUSIP Eligible *

Current Shares Outstanding (TSO) *

Post Split Shares Outstanding (TSO) *

Current Par value *

Is there a Par Value change associated with this Reverse Split? * (•) Yes ( ) No

Post split Par Value *

Post Split Insider Holding Amount *

Post Split number of publicly held shares *

Does the Reverse Split impact any other related securities that are publicly traded? * (•) Yes ( ) No

Transfer Agent Contacts:

Firm Name *

Contact Name/Title *

Phone *

Email *

Explain any conditions that must be met for the reverse split to be effective

What is required to be filed to complete the split (amendment to articles of incorporation, etc)?

When will all legal filings be filed to effect the split ? Please note that time reflects EST. *

DATE *

TIME *
--:-- --

What is the expected market effective date of the Reverse Split (as of the opening of business)? *

DATE *

When will the final details of the reverse split be disclosed via a Regulation FD compliant method? Please note that time reflects EST. *

DATE *

TIME *
--:-- --

The following documents will need to be uploaded with the submission of this form:

Legal filings which will be filed to effect the reverse split (if applicable) (MS Word or PDF) *

No files attached

A copy of draft public disclosure (MS Word or PDF) *

No files attached

DTC email confirmation for new CUSIP (PDF only) *

No files attached

☑ Section 5. Other Type of Substitution Listing Event

Describe the type of issuance/reason for change and the expected effective date *

Explain any conditions which must be met for the transaction(s) to become effective *

Specify the details pre and post transaction *

Are there any changes to the voting rights or equity participation rights associated with this transaction? * ◉ Yes ○ No

Please contact Listing Qualifications at +1 877 536 2737 or +1 301 978 8008 to discuss this issue BEFORE submitting this form.

☑ Section 6. Event Requiring an Updated Corporate Governance Certification or Listing Agreement

A new Certification Form or Listing Agreement can be completed using the buttons at the top of this page.

Briefly describe the reason for the update (e.g., ceased being a controlled company, no longer a foreign private issuer...

☑ Section 7. Annual ETP Certification

Issue #1 - Name

Symbol

CUSIP

Security Type

Fiscal Year End Date

Is the fund a leveraged or inverse fund? ▾

☐ Confirm that the Trust has written liquidity risk policies and procedures regarding redemption risk in the event less than 85% of the Trust's assets are readily available to meet redemption requests.

☑ Section 8. Quarterly ETP Data Uploads

Issue #1 - Name

Symbol

CUSIP

Security Type

Fiscal Year End Date

☑ Section 9: Annual Certification for Exchange Traded Fund Shares

Issue #1 - Name

Symbol

CUSIP

Security Type

Fiscal Year End Date

CUSIP Information

Has the company obtained a new CUSIP number as a result of the change(s) being re... ▾

This information can be provided by selecting the box for Section 2 above.

If you answered "No" above, please provide confirmation that the Company has advised the CUSIP Bureau of the pending change(s) and has confirmed that a new CUSIP is not necessary. This information can be uploaded under the Supporting Documents section of this form.

If you answered "Do Not Know" above, please contact the CUSIP Service Bureau at 212-438-6500 to advise them of the pending change and determine if a new number is necessary.

For more information, please contact the CUSIP Service Bureau at 212-438-6500.

Comments

Please provide any explanatory comments that may help Staff process this form.

Annual Certification *

☐ By selecting this box, I hereby certify that for the fiscal year ended that the company has discovered no instances of material non-compliance with the description of the fund's portfolio and limitations on fund portfolio holdings described in the fund's 19b-4 application, other than those instances for which the fund has (a) previously notified Nasdaq and/or (b) regained compliance within the applicable cure or compliance period.

Annual Certification *

☐ By selecting this box, I hereby certify that as of the fiscal year end above, each Fund included in this form (as indicated by the checking of the "Complete Certification for this Issue" box) complies with the conditions of Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") and has discovered no instances of material non-compliance with the conditions of Rule 6c-11, other than those instances for which each fund has (a) previously notified Nasdaq and/or (b) regained compliance within the applicable cure or compliance period.

Upload Component Template

Component List Provided as of *

*

Download Component Template

No files attached

ATTACH SUPPORTING DOCUMENTS

To facilitate the review process, please provide the following information and attach any supporting documents electronically, as applicable. The Listing Center will allow you to provide this information and submit it to Nasdaq at any time during the process.

If the action resulted in the Company receiving a new SEC File Number, please pr...

If the action resulted in the Company receiving a new Central Index Key (CIK) cod...

If a new CUSIP was not required in this instance, please provide confirmation that the Company has advised the CUSIP Bureau of this change and confirmed that a new CUSIP was not necessary. A confirmation is required for all changes, except trading symbol changes. *

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: MS Word, MS Excel, JPEG or PDF.

Click the icon to upload. *

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

Listing Application - For Listing Structured Products

Record Id:

GENERAL COMPANY INFORMATION

Firm/Trustee Name *

Address of Principal Executive Offices *

Address Line 2

City/Province *

State

Zip/Postal Code *

Country *

Phone *

Website

State of Incorporation

Country of Incorporation *

Date of Incorporation

Operations Start Date

SEC File Number

Central Index Key (CIK) Code *

Company Description

Market Choice

If approved, Exchange Traded Funds or Structured Products will be traded on the Nasdaq Global Market.

Application Contacts

Please provide at least one contact for the purposes of processing this form. In addition, Nasdaq recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Sponsor *	Outside Legal Counsel	Other Contact
Contact Name *	Contact Name	Contact Name
	Firm Name	Firm Name
Phone *	Phone	Phone
Email *	Email	Email
	Address	
	Address Line 2	

City/Province

State

Postal/Zip Code

Country

☐ Primary Contact * ☐ ☐

Nasdaq will conduct all communications with respect to the applicant with the designated primary contact.

Billing Information

Name *

Title/Firm

Phone *

Email *

☑ Invoices will be sent electronically UNLESS you check this box.

Billing Address

☐ Use address of principal executive offices listed above for billing.

Address *

Address2

City *

State

Province

Postal/Zip Code

Country *

Investment Advisor	Trustee	Sub-Advisor
Firm Name	Firm Name	Firm Name
Primary Contact	Primary Contact	Primary Contact
Telephone	Telephone	Telephone
Email	Email	Email

Transfer Agent

Firm Name

OFFERING AND SECURITY INFORMATION

Product 1

Product Type *

Product Symbol *

Product CUSIP *

Product Name

Product Fiscal Year End

Anticipated number of shares outstanding prior to trading

Shares per Creation Unit

Anticipated price per share $

Anticipated Beneficial Shareholders (after the offering)

Expected Date of Initial Trading

Fund Inception Date

Is the security traded in $1,000 denominations? ○ Yes ○ No

Is the security non-convertible debt? ○ Yes ○ No

Is the security redeemable at the option of the holders on at least a weekly basis? ○ Yes ○ No

Market of issuer's primary security

Symbol of issuer's primary security

What is the term (in years) of the security?

Expiration Date *

Is the security exchangeable? ○ Yes ○ No

Symbol of Underlying Security

CUSIP of Underlying Security

Entity that will calculate and disseminate the Intraday Portfolio or Refere...

Expected Effective Date of the registration statement

Expected closing date of the initial distribution

Will the CUSIP be DTC eligible upon the commencement of trading? ◯ Yes ◯ No

Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If yes, please describe.

Is the investment adviser a registered broker-dealer or affiliated with a br...

Is the Security Book Entry Only?

ETP Annual Listing Fee Selection

Opt into the Initial ETP Open for launch day?

Is the index maintained by a broker-dealer? ◯ Yes ◯ No

For actively managed funds, is the investment adviser affiliated with a broker-dealer? ◯ Yes ◯ No

Investment Objective

Description of Investment Objective and asset allocation

Underlying Index or Reference Asset Information

Type of Underlying Instrument

Name of Underlying Index or Reference Asset

Please note that in order to qualify your product for listing you must download the Index Data Template below and submit this along with your application.

Index Symbol

Index Provider

Number of Components

Types of Securities Included in Index:

- ☐ Domestic (U.S.) Equity Only
- ☐ International or Global Equity
- ☐ Global & Domestic Equity
- ☐ Fixed Income
- ☐ Other

Please describe

Does the underlying trade on an ISG exchange? ○ Yes ○ No

Are futures traded on the underlying? ○ Yes ○ No

If Yes, which exchange?

Is there an exchange-listed and traded ETF designed to provide economic exposure of ≥40% of its NAV to the commodity? ○ Yes ○ No

Does the trust have written liquidity risk policies and procedures regarding redemption risk? ○ Yes ○ No

If No, explain

Please check this box only if you are listing this product following the approval of a 19b-4 rule proposal.

☐ By selecting this box, I hereby certify that I have consulted with the portfolio manager and chief compliance officer and based on that consultation I further certify that as of the launch date of this product, the product will be in compliance with the description of the portfolio and limitations on portfolio holdings described in the product's 19b-4 application and to the extent practicable during the product's initial investment period.

BOARD MEMBER INFORMATION

Provide each board member's name (first and last), committee assignments and indicate whether each director member is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**

Number of Independent Directors on Board: **0**

Number of Directors on Audit Committee: **0**

Number of Independent Directors on Audit Committee: **0**

The fact that an applicant may meet Nasdaq's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Nasdaq Listing Rules, Nasdaq reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

ATTACH SUPPORTING DOCUMENTS

Index Data Template

Following submission of the Listing Application, applicants that are seeking to list an index-based (passive) product must have the index provider submit the data requested in the Index Data Template directly to the analyst assigned to review the application.

Download Index Data Template

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

Click the icon to upload.

No files attached

Fund/Index Provider Representation

Attach a representation from the fund or index provider (as applicable) that "any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index".

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.
Click the icon to upload.

No files attached

Calculation/Distribution Representation

Attach a representation that the net asset value (or equivalent value) for the fund(s) or portfolio will be calculated daily and will be made available to all market participants at the same time.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.
Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

* Indicates a field required for submission.

Exhibit M

Status	Firm Name	Date	Address	City	State	Zip Code	Phone Number	Membership Type
APPROVED	IB CAPITAL LLC	10/2/2025	51 Kings Court, Apt 14-B	San Juan	PR	00911	929-999-7905	Limited underwriter
TERMINATED	Roberts & Ryan, Inc.	10/31/2025	39 Broadway, Ste 610	New York	NY	10006	866-884-9959	Order Entry
TERMINATED	ROBINHOOD SECURITIES, LLC	10/10/2025	500 Colonial Center Parkway,Suite 100	Lake Mary	FL	32746	321-541-9434	Order Entry
FIRM NAME CHANGE	STG Securities, LLC (fka Hull Partners LLC)	10/20/2025	250 West 55th Street	New York	NY	10019	646-868-1720	Market Maker/Order Entry
APPROVED	Univest Securities, LLC	10/20/2025	75 Rockefeller Plaza, Suite 1838	New York	NY	10019	212-343-888	Market Maker
TERMINATED	Univest Securities, LLC	10/20/2025	75 Rockefeller Plaza, Suite 1838	New York	NY	10019	212-343-888	Limited underwriter